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                                 LEASE SUMMARY

                               COUNTRY HEARTH INN
                                 FINDLAY, OHIO

The following is a summary of the material terms and conditions of that certain Lease Agreement dated effective as of October 21, 1997, by and between BH-FINDLAY, L.P., as Lessor, and BUCKHEAD AMERICA CORPORATION, as Lessee, relating to that certain real property commonly known as a Country Hearth Inn located in Findlay, Ohio, including all equipment, machinery, fixtures and other items of property incidental to the use of the real property as a hotel (the "Leased Property").

LESSOR:                      BH-Findlay, L.P., an Ohio limited partnership.

LESSEE:                      Buckhead America Corporation, a Georgia
                             corporation.

TERM: Commencing October 21, 1997, and ending October 21, 2012, unless otherwise terminated in accordance with the terms of the Lease Agreement.

RENT: Annual base rental of $288,000 payable monthly which increases by $5,000 per year for fiscal years 1998 and 1999, plus percentage rentals commencing January 1, 1998, and payable quarterly equal to the total of (a) thirty percent (30%) of the first $300,000 of cumulative gross revenues for the applicable fiscal year through the calendar quarter for which the calculation is being made in excess of $740,000 (the "Gross Revenue First Break Point") and (b) forty percent (40%) of all amounts of cumulative gross revenues for the applicable fiscal year through the calendar quarter for which the calculation is being made in excess of $1,040,000 (the "Gross Revenue Second Break Point"). Lessee in no event is responsible for the payment of percentage rental if there are no funds available after the payment of or to satisfy the payment of base rent. Commencing January 1, 1998, the Gross Revenue First Break Point and the Gross Revenue Second Break Point are subject to increase to an amount equal to the product of the break point in effect for the prior fiscal year times the CPI Factor plus one percent (1%).

PAYMENT OF IMPOSITIONS:      Lessee is responsible for the payment of all taxes
                             (including, without limitation, all personal, property, sales and use taxes, gross receipts or similar taxes, as the same relate to or are imposed upon Lessee or its business conducted upon the Leased Property), assessments, water, sewer or other rents and charges, excise taxes, inspection, authorization and similar fees and all other governmental charges. Lessor is responsible for the payment of all ad valorem taxes, personal

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                             property taxes imposed on furniture, fixtures and
                             equipment and taxes, assessments or similar charges for the costs of public improvements, excluding taxes on Lessee's personal property. In addition, Lessee is responsible for maintaining utility services to the Leased Property and paying all charges for electricity, gas, oil, water, sewer and other utilities used in the Leased Property.

FRANCHISE FEES:              Lessee is responsible for the payment of all
                             franchise fees due and owing in accordance with the terms of the Franchise Agreement between BAC
                             Franchising, Inc., and Lessor.

INSURANCE:                   Lessee is responsible for payment of all costs and
                             expenses for providing and maintaining insurance which is sufficient to furnish to Lessor and Lessee reasonable and adequate protection in the management and operation of the Leased Property.
                             Such insurance shall provide coverage for fire and extended coverage, worker's compensation, general liability and business interruption. All insurance is required to be in the name of Lessor and Lessee as the insureds and shall contain riders and endorsements adequately protecting the interests of Lessor and Lessee as they shall appear. All insurance proceeds payable by reason of any loss or damage to the Leased Property shall be paid to Lessor and held in trust by Lessor to be used for reconstruction or repair, as the case may be, of any destruction to or damage of the Leased Property.

ENVIRONMENTAL:               Lessee is responsible for full compliance with all
                             environmental laws applicable to the Leased
                             Property and the operations thereon. Lessor agrees to defend, indemnify and hold harmless
                             Lessee from and against any and all environmental liabilities relating to the Leased Property excluding any such liabilities caused by the acts or failures to act of Lessee.

MAINTENANCE AND REPAIRS:     Lessee is responsible for all maintenance and
                             repairs required on the Leased Property, whether interior or exterior, ordinary or extraordinary, foreseen or unforeseen, or arising by reason of a condition existing prior to the commencement date of the term of the lease, excluding, however, structural elements of the Leased Property
                             (including the roof) and all underground utilities, unless caused by the negligent acts or willful misconduct of Lessee.

ASSIGNMENT:                  Lessee has the right to assign the lease or sublet
                             any portion of the Leased Property, without the consent of Lessor, to an affiliate of Lessee;
                             provided, that (i) no event of default exists under the lease on

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                             the part of Lessee, (ii) the assignment or
                             subletting does not materially diminish the actual or potential percentage rent payable under the lease; and (iii) the assignee or sublessee, as the case may be, shall agree in writing to keep and perform all of the terms of the lease required on the part of Lessee to be kept and performed and to otherwise be jointly and severally liable with Lessee for the performance thereof. Except as set forth above, Lessee may not assign the lease without the prior consent of Lessor, which consent can be withheld on a reasonable or unreasonable basis by Lessor.

CAPITAL EXPENDITURES AND
RESERVES:                    Lessee is required to submit to Lessor for
                             Lessor's approval and inclusion in a capital expenditure reserve account, a capital expenditure budget for the next successive fiscal year during the term of the lease. The purpose of the capital expenditure reserve account is to keep the Leased
                             Property competitive with any hotel or hotels similar in nature and type to the Leased Property in the area of the hotel and to keep the Leased
                             Property in compliance with the applicable provisions of the franchise agreement. The capital expenditure budget includes, but is not limited to, items such as expenditures required, necessary and/or anticipated for the repair, replacement or refurbishment of carpet, soft goods, furniture, fixtures and equipment, structural and mechanical items, alterations to the Leased Property, reconstruction in the event of damage or destruction of the Leased Property, restoration pursuant to a condemnation or other taking of the Leased Property, other required or desired capital improvements of the Leased
                             Property, and such other items characterized as capital expenditures under the Uniform System of Accounts for Hotels. No monies may be expended from the capital expenditure reserve account by Lessee, without the prior written consent of Lessor, unless such expenditures were previously approved by lessor for inclusion in the capital expenditure budget. Lessor is required to fund on a monthly basis into the capital reserve account an amount not to exceed four percent (4%) of gross room revenues for the immediately preceding month.

HOTEL RENOVATIONS:           Lessee is responsible for the performance, at the
                             sole cost and expense of Lessor, of certain renovation work described in the lease. The renovation work is scheduled to be completed during the first three fiscal years of the lease and includes such items as painting of rooms and replacement of carpet, replacement of mattresses, televisions, drapes, bedspreads and furniture, and replacement of room cleaning items such as housekeeping carts and vacuum cleaners. The estimated

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                             cost of the renovation work pursuant to the lease
                             averages approximately $70,000 per year.

EVENTS OF DEFAULT:           The lease contains default provisions typical of
                             hotel leases, including, but not limited to, non-payment of rent, bankruptcy, dissolution or liquidation of the Lessee, and default by Lessee under the terms of the franchise agreement relating to the Leased Property.

LESSEE'S RIGHT OF FIRST
REFUSAL: If Lessor receives a bona fide offer to purchase the Leased Property, and Lessor desires to sell the Leased Property pursuant to the terms of such offer, Lessee shall have the option, within thirty
                             (30) days after receipt of written notice from Lessor setting forth the terms of such offer, to
                             (i) purchase the Leased Property at the same price and upon the same terms and conditions as those set forth in the notice from Lessor, or (ii) consent to the sale and the assignment of the lease to the purchaser of the Leased Property.

SECURITY FOR LESSEE'S
PERFORMANCE:                 As security for the performance of Lessee's
                             covenants and obligations under the lease, Lessee has assigned to Lessor fifty-one percent (51%) of Lessee's membership interest in BacHost, LLC, a Texas limited liability company ("BacHost").
                             BacHost is the beneficial owner of ninety-nine percent (99%) of the limited partnership interests of the Lessor.













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